August 14, 2009

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.   20549-6010
Attn:  Celeste M. Murphy, Legal Branch Chief

RE:           AZZ incorporated
File No. 001-2777
Form 10-K for the Year Ended February 28, 2009

AZZ incorporated (the “Company” or “AZZ”) provides the following response to the comment letter dated July 31, 2009, of the Staff of the Securities and Exchange Commission (the “Letter”) concerning the Company’s Form 10-K for the year ended February 28, 2009 (the “Form 10-K”).

AZZ has the following responses to the comment letter received from the Staff.

Information Incorporated Into Part III by Reference to Proxy Statement

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

1.
We note your response and proposed disclosure in regards to comment three in our letter dated July 2, 2009. However, we continue to believe that you should provide a more robust disclosure of how and why the Committee chose to award the amounts reported in the Summary Compensation Table. For example, in the penultimate paragraph of the section titled “Performance-Based Incentive Compensation” on page A-5 of your proposed disclosure, you state the following:

“The Committee has determined that, based upon the actual fiscal year results for fiscal year 2009 and their respective performances during this year and, in the case of Mr. Dingus, the annual evaluation of Mr. Dingus for fiscal year 2009 conducted by the Committee in consultation with the full board, Messrs. Dingus and Perry have fulfilled their respective maximum performance levels for diluted earnings per share and have met or exceeded their target performance levels for their respective qualitative goals. Accordingly, both officers received 200% of the target cash award attributable to diluted earnings per share and 125% of the target cash award attributable to their respective qualitative goals.”

Revise to disclose how Messrs. Dingus and Perry fulfilled their respective performance levels for diluted earnings per share and “met or exceeded” their respective target performance levels for their respective qualitative goals. Simply stating that these two officers satisfied the performance levels and qualitative goals does not provide meaningful analysis. Also, explain how the Committee arrived at a 200% award, as it is not clear from your disclosure how this percentage level was calculated. Revise to

1

provide similar analyses with respect to the awards made to your other named executive officers.

By way of further example, in the “Long-Term Incentive Compensation” subsection on page A-6 of your proposed disclosure, you provide a list of factors that the Committee considers when determining the size of stock appreciation rights grants. Your revised disclosure should detail how the Committee analyzed these factors when choosing the amounts actually awarded to the named executive officers.

RESPONSE:  AZZ directs the Staff’s attention to the Compliance and Disclosure Interpretations released by the Commission with respect to Regulation S-K, last updated as of May 19, 2009 (the “CD&I”).  In particular, please note that, in its response to question 118.04 in the CD&I, the Commission states that “there is no requirement that a company provide quantitative targets for what are inherently subjective or qualitative assessments – for example, how effectively the CEO demonstrated leadership.”

AZZ has duly noted the Staff’s comments and the guidance provided by the Commission in the CD&I.  In response to the Staff’s comments contained in the Letter, AZZ will file a Form 10-K/A for the fiscal year ended February 28, 2009 (the “Form 10-K/A”), which will include the disclosure set forth in Exhibit A attached hereto.  See the following paragraphs and tables of Exhibit A:  the fourth full paragraph on page 3, the sixth full paragraph on page 3, the “Fiscal 2009 Diluted Earnings per Share Levels” table on page 5, the second full paragraph on page 6, the third full paragraph on page 6 and the second full paragraph on page 7.  Two additional copies of Exhibit A, one marked to show changes made in response to the Letter and one marked to show cumulative changes, have been included to assist the Staff in reviewing AZZ’s proposed changes.

2.
In your proposed disclosure in response to comment four in our letter dated July 2, 2009, you state that, while the company does not set compensation components to meet specific benchmarks, the Committee does consider market data when determining the overall compensation of the company's named executive officers. In this regard, revise to describe the findings from your market data analysis and then what decisions were made and what compensation changes were considered/implemented and why.

RESPONSE:  AZZ has duly noted the Staff’s comments and in the Form 10-K/A will include the disclosure set forth in Exhibit A attached hereto.  See the following paragraphs of Exhibit A:  the first full paragraph on page 2 and the fifth full paragraph on page 2.

3.
In your proposed disclosure in response to comment four in our letter dated July 2, 2009, you state that compensation is determined, in part, by an analysis of internal pay equity. Please revise to describe the findings from your internal pay equity analysis and then what decisions were made and what compensation changes were considered/implemented and why.

2

RESPONSE:  AZZ has duly noted the Staff’s comments and in the Form 10-K/A will include the disclosure set forth in Exhibit A attached hereto.  See the following paragraphs of Exhibit A:  the second and fifth full paragraphs on page 2.

Annual Incentive Compensation, page 15

4.
We note your response to comment five in our letter dated July 2, 2009. In this regard, you state that disclosing certain quantitative goals would cause you competitive harm because these targets are based on the company's strategic plan, which typically includes contemplated transactions (including proposed strategic acquisitions of other companies) that may not have been disclosed to the public by the time that any particular fiscal year has ended. In light of the fact that these performance targets relate to a completed fiscal year and actual segment results have been disclosed, in your response letter please further explain how disclosing these targets would cause you substantial competitive harm. Provide specific examples from last year if necessary. Along with any other information you deem appropriate, please discuss the following in your analysis:

•
An explanation of how the performance targets set forth in your strategic plan differ from the target projections that are released to the public. For example, we note that an 8-K filed on June 30, 2009 contained annual internal revenue projections for 2010 as well as actual results for 2008 and 2009 (see slide seven of your presentation filed as exhibit 99.1).

•
An explanation of how disclosure of these targets would cause substantial competitive harm in light of the fact that you disclose each segment's historical annual internal revenue, operating income, and return on assets in footnote 11 “Operating Segments” of your Form 10-K for the year ended February 28, 2009.

•
An analysis of how your strategic plan impacts the diluted earnings per share target set by the board, and whether your diluted earnings per share target is also based, in part, upon the company's completion of strategic transactions.

RESPONSE:  AZZ has duly noted the Staff’s comments and in the Form 10-K/A will include the disclosure set forth in Exhibit A attached hereto.  See the following paragraphs of Exhibit A:  the fifth full paragraph on page 3, the first full paragraph on page 4, the second full paragraph on page 4, the first full paragraph on page 5, the “Fiscal 2009 Target Levels for Various Other Performance Objectives” table on page 5 and the third full paragraph on page 6.

3

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filing. AZZ acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing. AZZ also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dana L. Perry

Dana L. Perry
Senior Vice President, Finance
And Chief Financial Officer

4

Exhibit A

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Program Overview

The Compensation Committee (the “Committee”) of the Board has responsibility for establishing, implementing and continually monitoring adherence to the Company’s compensation philosophy. The Committee ensures that the total compensation paid to the Company’s management team is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to members of the management team, including the named executive officers, are similar to those provided to other executive officers.

The individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2009, as well as the other individuals included in the Summary Compensation Table on page 18 of the Company’s proxy statement for its 2009 Annual Meeting (the “Proxy Statement”), are referred to as the “named executive officers” throughout this Form 10-K/A.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company and which aligns executives’ interests with those of the shareholders by rewarding performance to achieve goals set by the Company, with the ultimate objective of improving shareholder value. The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of publicly traded companies with similar characteristics. To that end, the Committee believes executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and equity-based compensation that reward performance as measured against established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions including equity awards for the management team (which includes the named executive officers).

The Chief Executive Officer annually reviews the performance of each member of the management team (other than his own, which is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives made by the Chief Executive Officer.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. In furtherance of this, the Committee has the authority under its charter to periodically engage an outside human resources consulting firm to conduct a review of its total compensation program for the Chief Executive Officer as well as for other key executives. The human resources consulting firm provides the Committee with relevant market data and alternatives to consider when making compensation decisions for the Chief Executive Officer and on the recommendations being made by the Company’s Chief Executive Officer for executives other than the Chief Executive Officer.  In fiscal 2009, the Committee engaged Hewitt Associates to perform an executive compensation review for purposes of advising the Committee with respect to executive compensation for fiscal 2010.

EX A - 1

In making compensation decisions, the Committee compares each element of total compensation against a group of publicly-traded manufacturing companies. This group of companies, which is periodically reviewed and updated by the Committee, consists of companies against which the Committee believes the Company competes for talent and for shareholder investment.  In fiscal 2009, this group of companies included Universal Stainless & Alloy Products, Friedman Industries Inc., Morton Industrial Group Inc., Preformed Line Products Co., Catalina Lighting Inc., Webco Industries Inc., Global Power Equipment Group, Juno Lighting Inc., LSI Industries Inc., NN Inc., Haynes International Inc., WHX Corp., Northwest Pipe Company, Keystone Consolidated Industries Inc., Niagara Corp., Lamson & Sessions Co., Neenah Foundry Co. and Roanoke Electric Steel Corp.  Though the Committee considers this market data on the compensation practices of these companies in determining the overall compensation of the Company’s named executive officers (including in determining base salary ranges, as described below), it does not set compensation components to meet specific benchmarks (e.g., targeting salaries “above the median” or equity compensation “at the 75th percentile”). Based on this market data analysis, the Committee concluded that the compensation levels for the Company’s named executive officers fell within the range of the observed market compensation levels.

Compensation is determined based upon market data on the compensation of similarly situated executives of such companies, internal pay equity (including the executive’s accountability and impact on Company operations) and the individual’s experience level and performance. In considering internal pay equity, the Committee has no formula or established ratios for setting one executive’s total compensation versus the compensation of another executive officer. Rather, the Committee subjectively evaluates the relative importance of each named executive officer’s role to the Company as a whole, which results in certain executives receiving more total compensation than others (e.g., the Company’s Chief Executive Officer is paid more than its Chief Financial Officer).

Factors that may result in a deviation from the market data are an individual’s experience level, the job responsibilities of the position and the relative responsibility of the position compared to that of others within the Company. The Committee may also consider how the Company has performed relative to the group of companies listed above.

The Committee strives to develop compensation packages for our executives made up of a balanced combination of base salary, annual incentive awards, and long term compensation. The overall compensation of our executive officers, including the employment agreements with our Chief Executive Officer and Chief Financial Officer, utilizes a combination of these forms of compensation. In setting executives’ compensation, our Committee reviews the total remuneration that each respective officer potentially could receive over the next several years under scenarios contemplating the executive’s continued employment or retirement during the period.

While the Committee uses a variety of factors in making compensation decisions for the Company’s named executive officers, the Committee does not use any particular weighting or formula to determine executive compensation. Rather, the Committee subjectively evaluates all of the factors noted in the discussion above in determining executive compensation.

Fiscal year 2009 Executive Compensation Components

For the fiscal year ended February 28, 2009, the principal components of compensation for named executive officers were:

•	base salary, to compensate the executive officers for day-to-day services rendered to the Company;

•	performance-based incentive compensation, paid in cash to incentivize the achievement of specific operating results and to encourage short-term performance;

•	long-term incentive compensation, tying a portion of the executive officers compensation to equity ownership of the Company; and

•
perquisites and other personal benefits, which may include 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are also generally available to all employees.

EX A - 2

Base Salary

The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on his or her position and responsibility by using market data. Base salary ranges are designed so that salary opportunities for a given position will be between 75% and 125% of the midpoint of the base salary established for each range.

During its review of base salaries for executives, the Committee primarily considers:

•	market data periodically provided by our outside consultants;

•	internal data regarding the executive’s compensation, both individually and relative to other executive officers; and

•	individual performance of the executive.

Salary levels are typically considered annually as part of the Company’s performance review process as well as upon a promotion or other change in job responsibility.

Based on the Committee’s subjective evaluation of these factors, base salaries for the Company’s named executive officers were increased in fiscal 2009 by 3.5 percent, in the case of Messrs. Dingus, Perry and Petro, by 3.6 percent, in the case of Mr. Watson, and by 10.5 percent, in the case of Mr. Pendley. The fiscal 2009 base salaries for the named executive officers can be found in column (c) of the Summary Compensation Table on page 18 of the Proxy Statement.

Performance-Based Incentive Compensation

The Senior Management Bonus Plan is an annual cash incentive program. The Senior Management Bonus Plan provides the Committee the flexibility to promote high performance and achievement of corporate goals by named executive officers, encourage the growth of shareholder value and allow key employees to participate in the long-term growth and profitability of the Company. The Senior Management Bonus Plan provides guidelines for the calculation of annual non-equity incentive based compensation, subject to Committee oversight and modification. At its January meeting each fiscal year, the Committee considers whether a Senior Management Bonus Plan should be established for the succeeding fiscal year and, if so, approves the group of employees eligible to participate in the Senior Management Bonus Plan for that fiscal year. The Senior Management Bonus Plan includes various incentive levels based on the participant’s accountability and impact on Company operations, with target award opportunities that are established as a percentage of base salary. These targets range from 30% to 60% of base salary for the Company’s named executive officers.  The maximum award is reached by the named executives by achieving a performance level of 125% for each of their respective performance targets. Total award payments under the Senior Management Bonus Plan may not exceed 120% of base salary for Mr. Dingus, 80% of base salary for Messrs. Perry, Pendley, and Petro, and 60% of base salary for Mr. Watson.

Award payments are calculated (as a percentage of the target award opportunity) with respect to each applicable performance objective, as described below, as set forth in the following table:

Percentage of Target Objective Achieved	Percentage of Cash Award Attributable to Target Objective Paid	Percentage of Target Objective Achieved	Percentage of Cash Award Attributable to Target Objective Paid
76	52%	101	104%
77	54%	102	108%
78	56%	103	112%
79	58%	104	116%
80	60%	105	120%
81	62%	106	124%
82	64%	107	128%
83	66%	108	132%
84	68%	109	136%
85	70%	110	140%
86	72%	111	144%
87	74%	112	148%
88	76%	113	152%
89	78%	114	156%
90	80%	115	160%
91	82%	116	164%
92	84%	117	168%
93	86%	118	172%
94	88%	119	176%
95	90%	120	180%
96	92%	121	184%
97	94%	122	188%
98	96%	123	192%
99	98%	124	196%
100	100%	125	200% (maximum)

EX A - 3

As described below, the Committee determines what percentage of the target level has been achieved for each performance objective and awards a cash award, as a percentage of the target cash award amount, to each named executive officer based on the achievement of such percentage of the target level.  For example, if the Committee sets a performance objective regarding diluted earnings per share and sets a target cash award of $10,000 based upon achievement of a target level of diluted earnings per share of $1.00 and if the Company’s actual earnings per share is $1.10, the Committee would determine that the recipient of the award had achieved 110% of his target level and would be entitled to a cash award of 140% of his target cash award amount (i.e., a cash award of $14,000).

Each participant in the plan is assigned one or more quantitative goals taken from AZZ’s strategic operating plan for the current fiscal year. Their success in reaching those goals determines the size of the annual cash incentive award received by each participant. For Messrs. Dingus and Perry, whose responsibilities are Company-wide, 70% of the award is based upon the Company’s diluted earnings per share and, in the case of Mr. Dingus, 30% of the award is based on the achievement of qualitative goals set by the Committee for his individual performance during the year and, in the case of Mr. Perry, 30% of the award is based on the achievement of qualitative goals set by Mr. Dingus for Mr. Perry’s individual performance during the year. The determining factors for Messrs. Pendley, Petro and Watson, whose responsibilities relate, in the case of Mr. Pendley to AZZ’s Galvanizing Service Segment and, in the case of Mr. Petro, to the Electrical and Industrial Products Segment, and, in the case of Mr. Watson, to select products within the Electrical and Industrial Products Segment, include not only diluted earnings per share but also revenue, operating income or, in the case of Mr. Pendley, return on assets or, in the case of Mr. Watson, orders for such select products for their respective segments or areas of responsibility (among other factors that are immaterial).

Prior to the start of the Company's fiscal year, the Board sets minimum, target and maximum diluted earnings per share levels in accordance with the Company’s strategic plan.  In addition to incorporating these levels of diluted earnings per share set by the Board, the Committee sets minimum, target and maximum levels for each other objective of the Senior Management Bonus Plan.  In making the annual determination of the minimum, target and maximum levels, other than the determination of levels regarding diluted earnings per share, which are determined by the Board, the Committee may consider the strategic plan of the Company, the performance of the Company during the prior fiscal year, the economic conditions for the fiscal year anticipated by the Committee, and any specific circumstances facing the Company during the coming fiscal year. Levels for revenue, operating income, and return on assets objectives are set in alignment with the Company’s strategic plan (which includes projections relating to acquisitions, competition, innovation, supply chain and workforce development, among other projections), and expectations set by the Board regarding earnings per share and Company performance.

The Board established, and the Committee adopted, the following minimum, target and maximum levels for diluted earnings per share under the Senior Management Bonus Plan for fiscal 2009:

EX A - 4

	Fiscal 2009 Diluted Earnings per Share Levels

	Minimum Level	Target Level	Maximum Level	Actual Result

Diluted Earnings per Share	$1.14	$2.24	$2.80	$3.43

In addition, the Committee adopted minimum, target and maximum levels for the various other performance objectives for Messrs. Pendley, Petro and Watson under the Senior Management Bonus Plan for fiscal 2009 as set forth below:

	Fiscal 2009 Target Levels for Various Other Performance Objectives

	Minimum Level	Target Level	Maximum Level	Actual Result

Revenue
Galvanizing Service Segment1	$88,627,341	$173,779,100	$217,223,875	$186,567,000

Electrical and Industrial Products Segment2	$104,241,654	$204,395,400	$255,494,250	$225,797,000

Select Products3	$94,654,000	$185,595,000	$232,000,000	$200,787,000

Operating Income
Galvanizing Service Segment1	$16,840,251	$33,020,100	$41,275,125	$53,183,000

Electrical and Industrial Products Segment2	$16,977,951	$33,290,100	$41,612,625	$38,952,000

Select Products3	$15,263,790	$29,929,000	$37,412,125	$33,667,000

Return on Assets
Galvanizing Service Segment1	11.2%	22%	27.5%	40%

Orders of Select Products3	$104,652,000	$205,200,000	$256,500,000	$238,247,000
___________
(1)	Reflects the target levels established by the Committee for Mr. Pendley.

(2)	Reflects the target levels established by the Committee for Mr. Petro.

(3)	Reflects the target levels established by the Committee for Mr. Watson.

In addition, the Committee established the following qualitative goals for Mr. Dingus’s individual performance during fiscal 2009:

(1)
identify, with timely communication to the Board, issues with and progress on the integration of the Company’s fiscal 2009 strategic acquisitions into the Company’s corporate culture and structure; and

(2)	create and implement, with timely communication to the Board, a plan for attracting and retaining appropriate staff at all levels in the Company.

Mr. Dingus established these same qualitative goals for Mr. Perry’s individual performance during fiscal 2009.

EX A - 5

Payments of awards under the Senior Management Bonus Plan are based upon the achievement of such performance levels for the current year. Named executive officers participating in the Senior Management Bonus Plan receive:

•	no payment for the Senior Management Bonus Plan award unless the participant achieves the minimum performance level;

•
a payment of at least 2% but less than 100% of the Senior Management Bonus Plan award if the participant achieves or exceeds the minimum performance level but does not achieve the target performance level;

•
a payment of at least 100% but less than the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the target performance level but does not attain the maximum performance level; and

•	a payment of the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the maximum performance level.

Upon completion of the fiscal year, the Committee assesses the performance of the Company for each of the Senior Management Bonus Plan objectives comparing the actual fiscal year results to the pre-determined minimum, target, and maximum levels for each objective and an overall percentage amount is calculated.  Actual fiscal year results are determined based upon fiscal year end audited results.  In addition, the Committee assesses the performance of Mr. Dingus relative to his qualitative goals based on the annual evaluation of Mr. Dingus conducted by the Committee in consultation with the full Board. The Committee has determined that, based upon the actual fiscal year results for fiscal 2009 and their respective performances during this year and, in the case of Mr. Dingus, the annual evaluation of Mr. Dingus for fiscal 2009 conducted by the Committee in consultation with the full Board, Messrs. Dingus and Perry have fulfilled their maximum performance levels for diluted earnings per share, which for fiscal 2009 was $2.80 for both of these officers. Further, based on the Committee’s subjective evaluation of Messrs. Dingus and Perry, in consultation with the full Board, both executives  have met or exceeded their target performance levels for their respective qualitative goals, which are described above. Accordingly, both officers received 200% of the target cash award attributable to diluted earnings per share and 125% of the target cash award attributable to their respective qualitative goals.

In addition, the Committee also determined that the Company’s other named executive officers also fulfilled their maximum performance levels for diluted earnings per share, which for fiscal 2009 was $2.80 for all of these officers, and determined that these officers met the following levels with respect to their other respective performance objectives:  Mr. Pendley met levels of 107%, 161% and 182% for his performance objectives regarding revenue, operating income and return on assets, respectively, Mr. Petro met levels of 111% and 117% for his performance objectives regarding revenue and operating income, respectively, and Mr. Watson met levels of 108%, 113% and 116% for his performance objectives regarding revenue, operating income and order of select products, respectively.

Awards made to named executive officers under the Senior Management Bonus Plan for performance in fiscal 2009 are reflected in column (g) of the Summary Compensation Table on page 18 of the Proxy Statement.

Long-Term Incentive Compensation

The Stock Appreciation Rights Program assists the Company to:

•	enhance the link between the creation of shareholder value and long-term executive incentive compensation;

•	provide an opportunity for increased equity ownership by executives; and

•	maintain competitive levels of total compensation.

EX A - 6

The compensation packages of our executive officers include long-term compensation in the form of stock appreciation rights, which, during fiscal year 2009, were granted under the AZZ incorporated Amended and Restated 2005 Long-Term Incentive Plan (the “Plan”). Each stock appreciation right has a base price or grant price equal to the average of the closing price of one share of AZZ common stock on the NYSE for those days on which it trades during the period of thirty-calendar days immediately following the grant date. The stock appreciation rights vest and are exercisable in full on the third anniversary of the grant date and are exercisable for a period of 60 days following the vesting date. During the 60 day period, the participant may exercise the stock appreciation rights with respect to all of the common shares by delivering written notice of exercise to the Committee. The exercise price is determined on the date of delivery of such notice, but no later than the 60th day after vesting. Rights are settled in shares of AZZ common stock of an amount equal to the excess of (i) the exercise price over (ii) the base price. On March 1, 2009, the Committee awarded 163,233 stock appreciation rights to certain directors, officers and employees of the Company under the Plan.

Stock appreciation rights award levels are determined based on market data, vary among participants based on their positions within the Company, and are granted at the Committee’s regularly scheduled January meeting. To determine the size of stock appreciation rights grants, the Committee first establishes a target compensation value to be delivered to the named executive officers through long-term equity awards. In doing so, the Committee considers various factors, including the following:

•	the practice of granting ongoing equity awards only once every year;

•	the emphasis placed on equity in the mix of total compensation;

•	the officer’s experience and performance;

•	the scope, responsibility and business impact of the officer’s position; and

•	the perceived retention value of the total compensation package in light of the competitive labor market.

Once the target value has been established, the Committee uses the Black-Scholes pricing model to determine the number of stock appreciation rights that should be granted to named executive officers in order to provide this target value.

As noted in the “Setting Executive Compensation” section above, the Committee does not assign any particular weighting or formula when determining executive compensation, including compensation in the form of grants of stock appreciation rights. The Committee authorized the grant of stock appreciation rights in fiscal 2009 based on a subjective evaluation of the factors listed above. The number and value of stock appreciation rights granted to the named executive officers in fiscal 2009 can be found in the Grants of Plan-Based Awards Table on page 20 of the Proxy Statement.

Perquisites and Other Personal Benefits

The Company provides named executive officers with perquisites and other employee benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Items that may be included as perquisites are 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are generally available to all employees.

Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended February 28, 2009, are included in column (i) of the “Summary Compensation Table” on page 18.

The Company has entered into employment agreements with two of our key executives, Messrs. Dingus and Perry. Additionally, the Company has entered into Change of Control Severance Agreements with certain key employees, including the named executive officers. The Change of Control Severance Agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under these agreements for the named executive officers is provided under the heading “Potential Payment Upon Termination or Change of Control” on page 22.

EX A - 7

Retirement and Other Benefits

We do not maintain a defined-benefit retirement program.  Instead, all Company employees, including named executive officers, are eligible to participate in the Company’s 401(k) and Profit Sharing Plan known as the AZZ incorporated Employee Benefit Plan and Trust.  In addition, all Company employees, including named executive officers, are eligible to participate in the AZZ incorporated Employee Stock Purchase Plan adopted by the board of directors and approved by the Company’s shareholders in fiscal 2009 (the “Purchase Plan”).

401(k).  The 401(k) plan is a tax-qualified savings plan pursuant to which all Company employees, including the named executive officers, can contribute a portion of their annual salary on a pre-tax basis up to certain limits prescribed by the Internal Revenue Service.  The Company will match 100% of the first 1%, and 50% of contributions between 1% and 6% of eligible pay that the employee contributes. Company matching contributions are fully vested after two years of service.  Employees may select from among several mutual funds when investing their 401(k) account funds.

Profit Sharing.  In addition to the 401(k) matching contributions, the Company may make a profit sharing contribution that all Company employees who have satisfied a one year eligibility waiting period, including named executive officers, are eligible to receive.  In the event a contribution is made, each Company employee, including named executives, will receive a portion of the contribution as determined by the following formula:

Participant Eligible Compensation
--------------------------------------------------- X  Profit Sharing Contribution
Eligible Compensation All Participants

This amount is allocated to the participant’s 401(k) account and is invested in one or more mutual funds as determined by the participant.

Company profit sharing contributions vest over the first five years of an employee's service with the Company, and are fully vested for employees with five or more years of service.

Purchase Plan.  The Purchase Plan allows employees of the Company, including named executive officers, to periodically purchase shares of the Company’s common stock at a discount using funds deducted from the participating employees’ payroll.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers. During fiscal year 2009, AZZ paid an aggregate of $956,531 in compensation that, under Section 162(m), was not deductible.

Accounting for Stock-Based Compensation

Beginning on March 1, 2006, the Company began accounting for stock-based payments under its Stock Option Program and Stock Appreciation Rights Program in accordance with the requirements of FASB Statement 123(R) based on the assumptions set forth in footnote 1 of the Company's audited financial statements for the fiscal year ended February 28, 2009, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commissions on May 12, 2009.

EX A - 8

Exhibit A
(Marked to Show Changes Made in Response to the Letter)

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Program Overview

The Compensation Committee (the “Committee”) of the Board has responsibility for establishing, implementing and continually monitoring adherence to the Company’s compensation philosophy. The Committee ensures that the total compensation paid to the Company’s management team is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to members of the management team, including the named executive officers, are similar to those provided to other executive officers.

The individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2009, as well as the other individuals included in the Summary Compensation Table on page 18 of the Company’s proxy statement for its 2009 Annual Meeting (the “Proxy Statement”), are referred to as the “named executive officers” throughout this Form 10-K/A.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company and which aligns executives’ interests with those of the shareholders by rewarding performance to achieve goals set by the Company, with the ultimate objective of improving shareholder value. The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of publicly traded companies with similar characteristics. To that end, the Committee believes executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and equity-based compensation that reward performance as measured against established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions including equity awards for the management team (which includes the named executive officers).

The Chief Executive Officer annually reviews the performance of each member of the management team (other than his own, which is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives made by the Chief Executive Officer.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. In furtherance of this, the Committee has the authority under its charter to periodically engage an outside human resources consulting firm to conduct a review of its total compensation program for the Chief Executive Officer as well as for other key executives. The human resources consulting firm provides the Committee with relevant market data and alternatives to consider when making compensation decisions for the Chief Executive Officer and on the recommendations being made by the Company’s Chief Executive Officer for executives other than the Chief Executive Officer.  In fiscal 2009, the Committee engaged Hewitt Associates to perform an executive compensation review for purposes of advising the Committee with respect to executive compensation for fiscal 2010.

EX A (Marked Changes) - 1

In making compensation decisions, the Committee compares each element of total compensation against a group of publicly-traded manufacturing companies. This group of companies, which is periodically reviewed and updated by the Committee, consists of companies against which the Committee believes the Company competes for talent and for shareholder investment.  In fiscal 2009, this group of companies included Universal Stainless & Alloy Products, Friedman Industries Inc., Morton Industrial Group Inc., Preformed Line Products Co., Catalina Lighting Inc., Webco Industries Inc., Global Power Equipment Group, Juno Lighting Inc., LSI Industries Inc., NN Inc., Haynes International Inc., WHX Corp., Northwest Pipe Company, Keystone Consolidated Industries Inc., Niagara Corp., Lamson & Sessions Co., Neenah Foundry Co. and Roanoke Electric Steel Corp.  Though the Committee considers this market data on the compensation practices of these companies in determining the overall compensation of the Company’s named executive officers (including in determining base salary ranges, as described below), it does not set compensation components to meet specific benchmarks (e.g., targeting salaries “above the median” or equity compensation “at the 75th percentile”). Based on this market data analysis, the Committee concluded that the compensation levels for the Company’s named executive officers fell within the range of the observed market compensation levels.

Compensation is determined based upon market data on the compensation of similarly situated executives of such companies, internal pay equity (including the executive’s accountability and impact on Company operations) and the individual’s experience level and performance. In considering internal pay equity, the Committee has no formula or established ratios for setting one executive’s total compensation versus the compensation of another executive officer. Rather, the Committee subjectively evaluates the relative importance of each named executive officer’s role to the Company as a whole, which results in certain executives receiving more total compensation than others (e.g., the Company’s Chief Executive Officer is paid more than its Chief Financial Officer).

Factors that may result in a deviation from the market data are an individual’s experience level, the job responsibilities of the position and the relative responsibility of the position compared to that of others within the Company. The Committee may also consider how the Company has performed relative to the group of companies listed above.

The Committee strives to develop compensation packages for our executives made up of a balanced combination of base salary, annual incentive awards, and long term compensation. The overall compensation of our executive officers, including the employment agreements with our Chief Executive Officer and Chief Financial Officer, utilizes a combination of these forms of compensation. In setting executives’ compensation, our Committee reviews the total remuneration that each respective officer potentially could receive over the next several years under scenarios contemplating the executive’s continued employment or retirement during the period.

While the Committee uses a variety of factors in making compensation decisions for the Company’s named executive officers, the Committee does not use any particular weighting or formula to determine executive compensation. Rather, the Committee subjectively evaluates all of the factors noted in the discussion above in determining executive compensation.

Fiscal year 2009 Executive Compensation Components

For the fiscal year ended February 28, 2009, the principal components of compensation for named executive officers were:

•	base salary, to compensate the executive officers for day-to-day services rendered to the Company;

•	performance-based incentive compensation, paid in cash to incentivize the achievement of specific operating results and to encourage short-term performance;

•	long-term incentive compensation, tying a portion of the executive officers compensation to equity ownership of the Company; and

•
perquisites and other personal benefits, which may include 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are also generally available to all employees.

EX A (Marked Changes) - 2

Base Salary

The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on his or her position and responsibility by using market data. Base salary ranges are designed so that salary opportunities for a given position will be between 75% and 125% of the midpoint of the base salary established for each range.

During its review of base salaries for executives, the Committee primarily considers:

•	market data periodically provided by our outside consultants;

•	internal data regarding the executive’s compensation, both individually and relative to other executive officers; and

•	individual performance of the executive.

Salary levels are typically considered annually as part of the Company’s performance review process as well as upon a promotion or other change in job responsibility.

Based on the Committee’s subjective evaluation of these factors, base salaries for the Company’s named executive officers were increased in fiscal 2009 by 3.5 percent, in the case of Messrs. Dingus, Perry and Petro, by 3.6 percent, in the case of Mr. Watson, and by 10.5 percent, in the case of Mr. Pendley. The fiscal 2009 base salaries for the named executive officers can be found in column (c) of the Summary Compensation Table on page 18 of the Proxy Statement.

Performance-Based Incentive Compensation

The Senior Management Bonus Plan is an annual cash incentive program. The Senior Management Bonus Plan provides the Committee the flexibility to promote high performance and achievement of corporate goals by named executive officers, encourage the growth of shareholder value and allow key employees to participate in the long-term growth and profitability of the Company. The Senior Management Bonus Plan provides guidelines for the calculation of annual non-equity incentive based compensation, subject to Committee oversight and modification. At its January meeting each fiscal year, the Committee considers whether a Senior Management Bonus Plan should be established for the succeeding fiscal year and, if so, approves the group of employees eligible to participate in the Senior Management Bonus Plan for that fiscal year. The Senior Management Bonus Plan includes various incentive levels based on the participant’s accountability and impact on Company operations, with target award opportunities that are established as a percentage of base salary. These targets range from 30% to 60% of base salary for the Company’s named executive officers.  The maximum award is reached by the named executives by achieving ~~an average~~a performance level of 125% for each of their respective performance targets. ~~Award~~Total award payments under the Senior Management Bonus Plan may not exceed 120% of base salary for Mr. Dingus, 80% of base salary for Messrs. Perry, Pendley, and Petro, and 60% of base salary for Mr. Watson.

Award payments are calculated (as a percentage of the target award opportunity) with respect to each applicable performance objective, as described below, as set forth in the following table:

Percentage of Target Objective Achieved	Percentage of Cash Award Attributable to Target Objective Paid	Percentage of Target Objective Achieved	Percentage of Cash Award Attributable to Target Objective Paid
76	52%	101	104%
77	54%	102	108%
78	56%	103	112%
79	58%	104	116%
80	60%	105	120%
81	62%	106	124%
82	64%	107	128%
83	66%	108	132%
84	68%	109	136%
85	70%	110	140%
86	72%	111	144%
87	74%	112	148%
88	76%	113	152%
89	78%	114	156%
90	80%	115	160%
91	82%	116	164%
92	84%	117	168%
93	86%	118	172%
94	88%	119	176%
95	90%	120	180%
96	92%	121	184%
97	94%	122	188%
98	96%	123	192%
99	98%	124	196%
100	100%	125	200% (maximum)

EX A (Marked Changes) - 3

As described below, the Committee determines what percentage of the target level has been achieved for each performance objective and awards a cash award, as a percentage of the target cash award amount, to each named executive officer based on the achievement of such percentage of the target level.  For example, if the Committee sets a performance objective regarding diluted earnings per share and sets a target cash award of $10,000 based upon achievement of a target level of diluted earnings per share of $1.00 and if the Company’s actual earnings per share is $1.10, the Committee would determine that the recipient of the award had achieved 110% of his target level and would be entitled to a cash award of 140% of his target cash award amount (i.e., a cash award of $14,000).

Each participant in the plan is assigned one or more quantitative goals taken from AZZ’s strategic operating plan for the current fiscal year. Their success in reaching those goals determines the size of the annual cash incentive award received by each participant. For Messrs. Dingus and Perry, whose responsibilities are Company-wide, 70% of the award is based upon the Company’s diluted earnings per share and, in the case of Mr. Dingus, 30% of the award is based on the achievement of qualitative goals set by the Committee for his individual performance during the year and, in the case of Mr. Perry, 30% of the award is based on the achievement of qualitative goals set by Mr. Dingus for Mr. Perry’s individual performance during the year. The determining factors for Messrs. Pendley, Petro~~,~~ and Watson, whose responsibilities relate, in the case of Mr. Pendley to AZZ’s Galvanizing Service Segment and, in the case of Mr. Petro, to the Electrical and Industrial Products Segment, and, in the case of Mr. Watson, to select products within the ~~Electrical Products Group of our~~ Electrical and Industrial Products Segment, include not only diluted earnings per share but also revenue, operating income or, in the case of Mr. Pendley, return on assets or, in the case of Mr. Watson, orders for such select products for their respective segments or areas of responsibility (among other factors that are immaterial).

Prior to the start of the Company's fiscal year, the Board sets minimum, target and maximum diluted earnings per share levels in accordance with the Company’s strategic plan.  In addition to incorporating these levels of diluted earnings per share set by the Board, the Committee sets minimum, target and maximum levels for each other objective of the Senior Management Bonus Plan.  In making the annual determination of the minimum, target and maximum levels, other than the determination of levels regarding diluted earnings per share, which are determined by the Board, the Committee may consider the strategic plan of the Company, the performance of the Company during the prior fiscal year, the economic conditions for the fiscal year anticipated by the Committee, and any specific circumstances facing the Company during the coming fiscal year. Levels for revenue, operating income, and return on assets objectives are set in alignment with the Company’s strategic plan (which includes projections relating to acquisitions, competition, innovation, supply chain and workforce development, among other projections), and expectations set by the Board regarding earnings per share and Company performance.

The Board established, and the Committee adopted, the following minimum, target and maximum levels for diluted earnings per share under the Senior Management Bonus Plan for fiscal 2009:

EX A (Marked Changes) - 4

~~Fiscal 2009 Diluted Earnings per Share Levels~~	Fiscal 2009 Diluted Earnings per Share Levels

	Minimum Level	Target Level	Maximum Level	Actual Result

Diluted Earnings per Share	$1.14	$2.24	$2.80	$3.43

~~Other than the specific target level for the Company’s diluted earnings per share, which is set by the Board, the target~~In addition, the Committee adopted minimum, target and maximum levels for the various other performance objectives for Messrs. Pendley, Petro and Watson under the Senior Management Bonus Plan ~~are based upon aspects of the Company’s strategic plan that must be kept confidential by the Company to avoid causing the Company competitive harm.  The Committee may establish these target levels based upon the Company’s completion of strategic transactions (including the acquisition by the Company of other companies), which the Company may not have disclosed by the end of the fiscal year for which such target levels have been established.  Accordingly, the Company does not publicly disclose specific target levels for the performance objectives other than the target level for diluted earnings per share.~~for fiscal 2009 as set forth below:

	Fiscal 2009 Target Levels for Various Other Performance Objectives

	Minimum Level	Target Level	Maximum Level	Actual Result

Revenue
Galvanizing Service Segment1	$88,627,341	$173,779,100	$217,223,875	$186,567,000

Electrical and Industrial Products Segment2	$104,241,654	$204,395,400	$255,494,250	$225,797,000

Select Products3	$94,654,000	$185,595,000	$232,000,000	$200,787,000

Operating Income
Galvanizing Service Segment1	$16,840,251	$33,020,100	$41,275,125	$53,183,000

Electrical and Industrial Products Segment2	$16,977,951	$33,290,100	$41,612,625	$38,952,000

Select Products3	$15,263,790	$29,929,000	$37,412,125	$33,667,000

Return on Assets
Galvanizing Service Segment1	11.2%	22%	27.5%	40%

Orders of Select Products3	$104,652,000	$205,200,000	$256,500,000	$238,247,000
___________
(1)	Reflects the target levels established by the Committee for Mr. Pendley.

EX A (Marked Changes) - 5

~~The Company can, however, disclose the minimum and maximum levels for the various objectives as a percentage of their respective target levels, which demonstrate the minimum performance that will allow an  executive officer to receive a cash award under the Senior Management Bonus Plan and the maximum performance for which an executive officer will be rewarded by a cash award under the Senior Management Bonus Plan, respectively.  In fiscal 2009, the Committee established minimum and maximum quantitative levels, relative to their respective target levels, for the various material objectives set forth below.~~

	~~Minimum (as a % of Target)~~	~~Maximum (as a % of Target)~~

~~Revenue~~
~~Galvanizing Service Segment~~	~~51%~~	~~125%~~

~~Electrical and Industrial Products Segment~~	~~51%~~	~~125%~~

~~Operating Income~~
~~Galvanizing Service Segment~~	~~51%~~	~~125%~~

~~Electrical and Industrial Products Segment~~	~~51%~~	~~125%~~

~~Return on Assets~~
~~Galvanizing Service Segment~~	~~51%~~	~~125%~~

~~Electrical and Industrial Products Segment~~	~~51%~~	~~125%~~

~~These performance levels are designed to be aggressive, and there is a risk that payments will not be made at all or will be made at less than 100% of the target amount.  This uncertainty helps ensure that any payments under the Senior Management Bonus Plan are truly performance-based, consistent with the plan’s objectives.~~
(2)	Reflects the target levels established by the Committee for Mr. Petro.

(3)	Reflects the target levels established by the Committee for Mr. Watson.

In addition, the Committee established the following qualitative goals for Mr. Dingus’s individual performance during fiscal 2009:

(1)
identify, with timely communication to the Board, issues with and progress on the integration of the Company’s fiscal 2009 strategic acquisitions into the Company’s corporate culture and structure; and

(2)	create and implement, with timely communication to the Board, a plan for attracting and retaining appropriate staff at all levels in the Company.

Mr. Dingus established these same qualitative goals for Mr. Perry’s individual performance during fiscal 2009.

Payments of awards under the Senior Management Bonus Plan are based upon the achievement of such performance levels for the current year. Named executive officers participating in the Senior Management Bonus Plan receive:

•	no payment for the Senior Management Bonus Plan award unless the participant achieves the minimum performance level;

•
a payment of at least 2% but less than 100% of the Senior Management Bonus Plan award if the participant achieves or exceeds the minimum performance level but does not achieve the target performance level;

•
a payment of at least 100% but less than the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the target performance level but does not attain the maximum performance level; and

•	a payment of the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the maximum performance level.

EX A (Marked Changes) - 6

Upon completion of the fiscal year, the Committee assesses the performance of the Company for each of the Senior Management Bonus Plan objectives comparing the actual fiscal year results to the pre-determined minimum, target, and maximum levels for each objective and an overall percentage amount is calculated.  Actual fiscal year results are determined based upon fiscal year end audited results.  In addition, the Committee assesses the performance of Mr. Dingus relative to his qualitative goals based on the annual evaluation of Mr. Dingus conducted by the Committee in consultation with the full Board. The Committee has determined that, based upon the actual fiscal year results for fiscal 2009 and their respective performances during this year and, in the case of Mr. Dingus, the annual evaluation of Mr. Dingus for fiscal 2009 conducted by the Committee in consultation with the full Board, Messrs. Dingus and Perry have fulfilled their ~~respective~~ maximum performance levels for diluted earnings per share ~~and~~ , which for fiscal 2009 was $2.80 for both of these officers. Further, based on the Committee’s subjective evaluation of Messrs. Dingus and Perry, in consultation with the full Board, both executives  have met or exceeded their target performance levels for their respective qualitative goals, which are described above.  Accordingly, both officers received 200% of the target cash award attributable to diluted earnings per share and 125% of the target cash award attributable to their respective qualitative goals.

In addition, the Committee also determined that the Company’s other named executive officers also fulfilled their maximum performance levels for diluted earnings per share, which for fiscal 2009 was $2.80 for all of these officers, and determined that these officers met the following levels with respect to their other respective performance objectives:  Mr. Pendley met levels of 107%, 161% and 182% for his performance objectives regarding revenue, operating income and return on assets, respectively, Mr. Petro met levels of 111% and 117% for his performance objectives regarding revenue and operating income, respectively, and Mr. Watson met levels of 108%, 113% and 116% for his performance objectives regarding revenue, operating income and order of select products, respectively.

Awards made to named executive officers under the Senior Management Bonus Plan for performance in fiscal 2009 are reflected in column (g) of the Summary Compensation Table on page 18 of the Proxy Statement.

Long-Term Incentive Compensation

The Stock Appreciation Rights Program assists the Company to:

•	enhance the link between the creation of shareholder value and long-term executive incentive compensation;

•	provide an opportunity for increased equity ownership by executives; and

•	maintain competitive levels of total compensation.

The compensation packages of our executive officers include long-term compensation in the form of stock appreciation rights, which, during fiscal year 2009, were granted under the AZZ incorporated Amended and Restated 2005 Long-Term Incentive Plan (the “Plan”). Each stock appreciation right has a base price or grant price equal to the average of the closing price of one share of AZZ common stock on the NYSE for those days on which it trades during the period of thirty-calendar days immediately following the grant date. The stock appreciation rights vest and are exercisable in full on the third anniversary of the grant date and are exercisable for a period of 60 days following the vesting date. During the 60 day period, the participant may exercise the stock appreciation rights with respect to all of the common shares by delivering written notice of exercise to the Committee. The exercise price is determined on the date of delivery of such notice, but no later than the 60th day after vesting. Rights are settled in shares of AZZ common stock of an amount equal to the excess of (i) the exercise price over (ii) the base price. On March 1, 2009, the Committee awarded 163,233 stock appreciation rights to certain directors, officers and employees of the Company under the Plan.

EX A (Marked Changes) - 7

Stock appreciation rights award levels are determined based on market data, vary among participants based on their positions within the Company, and are granted at the Committee’s regularly scheduled January meeting. To determine the size of stock appreciation rights grants, the Committee first establishes a target compensation value to be delivered to the named executive officers through long-term equity awards. In doing so, the Committee considers various factors, including the following:

•	the practice of granting ongoing equity awards only once every year;

•	the emphasis placed on equity in the mix of total compensation;

•	the officer’s experience and performance;

•	the scope, responsibility and business impact of the officer’s position; and

•	the perceived retention value of the total compensation package in light of the competitive labor market.

Once the target value has been established, the Committee uses the Black-Scholes pricing model to determine the number of stock appreciation rights that should be granted to named executive officers in order to provide this target value.

As noted in the “Setting Executive Compensation” section above, the Committee does not assign any particular weighting or formula when determining executive compensation, including compensation in the form of grants of stock appreciation rights. The Committee authorized the grant of stock appreciation rights in fiscal 2009 based on ~~determinations regarding~~a subjective evaluation of the factors listed above. The number and value of stock appreciation rights granted to the named executive officers in fiscal 2009 can be found in the Grants of Plan-Based Awards Table on page 20 of the Proxy Statement.

Perquisites and Other Personal Benefits

The Company provides named executive officers with perquisites and other employee benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Items that may be included as perquisites are 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are generally available to all employees.

Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended February 28, 2009, are included in column (i) of the “Summary Compensation Table” on page 18.

The Company has entered into employment agreements with two of our key executives, Messrs. Dingus and Perry. Additionally, the Company has entered into Change of Control Severance Agreements with certain key employees, including the named executive officers. The Change of Control Severance Agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under these agreements for the named executive officers is provided under the heading “Potential Payment Upon Termination or Change of Control” on page 22.

Retirement and Other Benefits

We do not maintain a defined-benefit retirement program.  Instead, all Company employees, including named executive officers, are eligible to participate in the Company’s 401(k) and Profit Sharing Plan known as the AZZ incorporated Employee Benefit Plan and Trust.  In addition, all Company employees, including named executive officers, are eligible to participate in the AZZ incorporated Employee Stock Purchase Plan adopted by the board of directors and approved by the Company’s shareholders in fiscal 2009 (the “Purchase Plan”).

401(k).  The 401(k) plan is a tax-qualified savings plan pursuant to which all Company employees, including the named executive officers, can contribute a portion of their annual salary on a pre-tax basis up to certain limits prescribed by the Internal Revenue Service.  The Company will match 100% of the first 1%, and 50% of contributions between 1% and 6% of eligible pay that the employee contributes. Company matching contributions are fully vested after two years of service.  Employees may select from among several mutual funds when investing their 401(k) account funds.

Profit Sharing.  In addition to the 401(k) matching contributions, the Company may make a profit sharing contribution that all Company employees who have satisfied a one year eligibility waiting period, including named executive officers, are eligible to receive.  In the event a contribution is made, each Company employee, including named executives, will receive a portion of the contribution as determined by the following formula:

EX A (Marked Changes) - 8

Participant Eligible Compensation
--------------------------------------------------- X  Profit Sharing Contribution
Eligible Compensation All Participants

This amount is allocated to the participant’s 401(k) account and is invested in one or more mutual funds as determined by the participant.

Company profit sharing contributions vest over the first five years of an employee's service with the Company, and are fully vested for employees with five or more years of service.

Purchase Plan.  The Purchase Plan allows employees of the Company, including named executive officers, to periodically purchase shares of the Company’s common stock at a discount using funds deducted from the participating employees’ payroll.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers. During fiscal year 2009, AZZ paid an aggregate of $956,531 in compensation that, under Section 162(m), was not deductible.

Accounting for Stock-Based Compensation

Beginning on March 1, 2006, the Company began accounting for stock-based payments under its Stock Option Program and Stock Appreciation Rights Program in accordance with the requirements of FASB Statement 123(R) based on the assumptions set forth in footnote 1 of the Company's audited financial statements for the fiscal year ended February 28, 2009, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commissions on May 12, 2009.

EX A (Marked Changes) - 9

Exhibit A
(Marked to Show Cumulative Changes)

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Program Overview

The Compensation Committee (the “Committee”) of the Board has responsibility for establishing, implementing and continually monitoring adherence to the Company’s compensation philosophy. The Committee ensures that the total compensation paid to the Company’s management team is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to members of the management team, including the named executive officers, are similar to those provided to other executive officers.

The individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2009, as well as the other individuals included in the Summary Compensation Table on page ~~18,~~18 of the Company’s proxy statement for its 2009 Annual Meeting (the “Proxy Statement”), are referred to as the “named executive officers” throughout this ~~proxy statement~~Form 10-K/A.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company and which aligns executives’ interests with those of the shareholders by rewarding performance to achieve goals set by the Company, with the ultimate objective of improving shareholder value. The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of publicly traded companies with similar characteristics. To that end, the Committee believes executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and equity-based compensation that reward performance as measured against established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions including equity awards for the management team (which includes the named executive officers).

The Chief Executive Officer annually reviews the performance of each member of the management team (other than his own, which is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives made by the Chief Executive Officer.

Setting Executive Compensation

Based on the foregoing objectives, the Committee has structured the Company’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company and reward the executives for achieving such goals. In furtherance of this, the Committee has the authority under its charter to periodically engage an outside human resources consulting firm to conduct a review of its total compensation program for the Chief Executive Officer as well as for other key executives. The human resources consulting firm provides the Committee with relevant market data and alternatives to consider when making compensation decisions for the Chief Executive Officer and on the recommendations being made by the Company’s Chief Executive Officer for executives other than the Chief Executive Officer.  In fiscal 2009, the Committee engaged Hewitt Associates to perform an executive compensation review for purposes of advising the Committee with respect to executive compensation for fiscal 2010.

EX A (Cumulative Changes) - 1

In making compensation decisions, the Committee compares each element of total compensation against a group of publicly-traded manufacturing companies. This group of companies, which is periodically reviewed and updated by the Committee, consists of companies against which the Committee believes the Company competes for talent and for shareholder investment.  In fiscal 2009, this group of companies included Universal Stainless & Alloy Products, Friedman Industries Inc., Morton Industrial Group Inc., Preformed Line Products Co., Catalina Lighting Inc., Webco Industries Inc., Global Power Equipment Group, Juno Lighting Inc., LSI Industries Inc., NN Inc., Haynes International Inc., WHX Corp., Northwest Pipe Company, Keystone Consolidated Industries Inc., Niagara Corp., Lamson & Sessions Co., Neenah Foundry Co. and Roanoke Electric Steel Corp.  Though the Committee considers this market data on the compensation practices of these companies in determining the overall compensation of the Company’s named executive officers (including in determining base salary ranges, as described below), it does not set compensation components to meet specific benchmarks (e.g., targeting salaries “above the median” or equity compensation “at the 75th percentile”). Based on this market data analysis, the Committee concluded that the compensation levels for the Company’s named executive officers fell within the range of the observed market compensation levels.

Compensation is determined based upon market data on the compensation of similarly situated executives of such companies, internal pay equity (including the executive’s accountability and impact on Company operations) and the individual’s experience level and performance. In considering internal pay equity, the Committee has no formula or established ratios for setting one executive’s total compensation versus the compensation of another executive officer. Rather, the Committee subjectively evaluates the relative importance of each named executive officer’s role to the Company as a whole, which results in certain executives receiving more total compensation than others (e.g., the Company’s Chief Executive Officer is paid more than its Chief Financial Officer).

Factors that may result in a deviation from the market data are an individual’s experience level, the job responsibilities of the position and the relative responsibility of the position compared to that of others within the Company. The Committee may also consider how the Company has performed relative to the group of companies listed above.

The Committee strives to develop compensation packages for our executives made up of a balanced combination of base salary, annual incentive awards, and long term compensation. The overall compensation of our executive officers, including the employment agreements with our Chief Executive Officer and Chief Financial Officer, utilizes a combination of these forms of compensation. In setting executives’ compensation, our ~~committee~~Committee reviews the total remuneration that each respective officer potentially could receive over the next several years under scenarios contemplating the executive’s continued employment or retirement during the period.

While the Committee uses a variety of factors in making compensation decisions for the Company’s named executive officers, the Committee does not use any particular weighting or formula to determine executive compensation. Rather, the Committee subjectively evaluates all of the factors noted in the discussion above in determining executive compensation.

Fiscal year 2009 Executive Compensation Components

For the fiscal year ended February 28, 2009, the principal components of compensation for named executive officers were:

•	base salary, to compensate the executive officers for day-to-day services rendered to the Company;

•	performance-based incentive compensation, paid in cash to incentivize the achievement of specific operating results and to encourage short-term performance;

•	long-term incentive compensation, tying a portion of the executive officers compensation to equity ownership of the Company; and

•
perquisites and other personal benefits, which may include 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are also generally available to all employees.

EX A (Cumulative Changes) - 2

Base Salary

The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on his or her position and responsibility by using market data. Base salary ranges are designed so that salary opportunities for a given position will be between 75% and 125% of the midpoint of the base salary established for each range.

During its review of base salaries for executives, the Committee primarily considers:

•	market data periodically provided by our outside consultants;

•	internal data regarding the executive’s compensation, both individually and relative to other executive officers; and

•	individual performance of the executive.

Salary levels are typically considered annually as part of the Company’s performance review process as well as upon a promotion or other change in job responsibility.

Based on the Committee’s subjective evaluation of these factors, base salaries for the Company’s named executive officers were increased in fiscal 2009 by 3.5 percent, in the case of Messrs. Dingus, Perry and Petro, by 3.6 percent, in the case of Mr. Watson, and by 10.5 percent, in the case of Mr. Pendley. The fiscal 2009 base salaries for the named executive officers can be found in column (c) of the Summary Compensation Table on page 18 of the Proxy Statement.

Performance-Based Incentive Compensation

The Senior Management Bonus Plan is an annual cash incentive program. The Senior Management Bonus Plan provides the Committee the flexibility to promote high performance and achievement of corporate goals by named executive officers, encourage the growth of shareholder value and allow key employees to participate in the long-term growth and profitability of the Company. The Senior Management Bonus Plan provides guidelines for the calculation of annual non-equity incentive based compensation, subject to Committee oversight and modification. At its January meeting each fiscal year, the Committee considers whether a Senior Management Bonus Plan should be established for the succeeding fiscal year and, if so, approves the group of employees eligible to participate in the Senior Management Bonus Plan for that fiscal year. The Senior Management Bonus Plan includes various incentive levels based on the participant’s accountability and impact on Company operations, with target award opportunities that are established as a percentage of base salary. These targets range from 30% to 60% of base salary for the Company’s named executive officers.  The maximum award is reached by the named executives by achieving ~~an average~~a performance level of 125% for each of their respective performance targets. ~~Award~~Total award payments under the Senior Management Bonus Plan may not exceed 120% of base salary for Mr. Dingus, 80% of base salary for Messrs. Perry, Pendley, and Petro, and 60% of base salary for Mr. Watson.

EX A (Cumulative Changes) - 3

Award payments are calculated (as a percentage of the target award opportunity) with respect to each applicable performance objective, as described below, as set forth in the following table:

Percentage of Target Objective Achieved	Percentage of Cash Award Attributable to Target Objective Paid	Percentage of Target Objective Achieved	Percentage of Cash Award Attributable to Target Objective Paid
76	52%	101	104%
77	54%	102	108%
78	56%	103	112%
79	58%	104	116%
80	60%	105	120%
81	62%	106	124%
82	64%	107	128%
83	66%	108	132%
84	68%	109	136%
85	70%	110	140%
86	72%	111	144%
87	74%	112	148%
88	76%	113	152%
89	78%	114	156%
90	80%	115	160%
91	82%	116	164%
92	84%	117	168%
93	86%	118	172%
94	88%	119	176%
95	90%	120	180%
96	92%	121	184%
97	94%	122	188%
98	96%	123	192%
99	98%	124	196%
100	100%	125	200% (maximum)

As described below, the Committee determines what percentage of the target level has been achieved for each performance objective and awards a cash award, as a percentage of the target cash award amount, to each named executive officer based on the achievement of such percentage of the target level.  For example, if the Committee sets a performance objective regarding diluted earnings per share and sets a target cash award of $10,000 based upon achievement of a target level of diluted earnings per share of $1.00 and if the Company’s actual earnings per share is $1.10, the Committee would determine that the recipient of the award had achieved 110% of his target level and would be entitled to a cash award of 140% of his target cash award amount (i.e., a cash award of $14,000).

Each participant in the plan is assigned one or more quantitative goals taken from AZZ’s strategic operating plan for the current fiscal year. Their success in reaching those goals determines the size of the annual cash incentive award received by each participant. For Messrs. Dingus and Perry, whose responsibilities are Company-wide, 70% of the award is based upon the Company’s diluted earnings per share and, in the case of Mr. Dingus, 30% of the award is based on the achievement of qualitative goals set by the Committee for his individual performance during the year and, in the case of Mr. Perry, 30% of the award is based on the achievement of qualitative goals set by Mr. Dingus for Mr. Perry’s individual performance during the year. The determining factors for Messrs. Pendley, Petro~~,~~ and Watson, whose responsibilities relate, in the case of Mr. Pendley to AZZ’s Galvanizing Service Segment and, in the case of Mr. Petro, to the Electrical and Industrial Products Segment, and, in the case of Mr. Watson, to select products within the ~~Electrical Products Group of our~~ Electrical and Industrial Products Segment, include not only diluted earnings per share but also revenue, operating income or, in the case of Mr. Pendley, return on assets or, in the case of Mr. Watson, orders for such select products for their respective segments~~.~~ or areas of responsibility (among other factors that are immaterial).

Prior to the start of the Company's fiscal year, the Board sets minimum, target and maximum diluted earnings per share levels in accordance with the Company’s strategic plan.  In addition to incorporating these levels of diluted earnings per share set by the Board, the Committee sets minimum, target and maximum levels for each ~~component~~other objective of the Senior Management Bonus Plan.   In making the annual determination of the minimum, target and maximum levels, other than the determination of levels regarding diluted earnings per share, which are determined by the Board, the Committee may consider the strategic plan of the Company, the performance of the Company during the prior fiscal year, the economic conditions for the fiscal year anticipated by the Committee, and any specific circumstances facing the Company during the coming fiscal year. Levels for revenue, operating income, and return on assets objectives are set in alignment with the Company’s strategic plan (which includes projections relating to acquisitions, competition, innovation, supply chain and workforce development, among other projections), and expectations set by the Board regarding earnings per share and Company performance.

EX A (Cumulative Changes) - 4

The Board established, and the Committee adopted, the following minimum, target and maximum levels for diluted earnings per share under the Senior Management Bonus Plan for fiscal 2009:

	Fiscal 2009 Diluted Earnings per Share Levels

	Minimum Level	Target Level	Maximum Level	Actual Result

Diluted Earnings per Share	$1.14	$2.24	$2.80	$3.43

In addition, the Committee adopted minimum, target and maximum levels for the various other performance objectives for Messrs. Pendley, Petro and Watson under the Senior Management Bonus Plan for fiscal 2009 as set forth below:

	Fiscal 2009 Target Levels for Various Other Performance Objectives

	Minimum Level	Target Level	Maximum Level	Actual Result

Revenue
Galvanizing Service Segment1	$88,627,341	$173,779,100	$217,223,875	$186,567,000

Electrical and Industrial Products Segment2	$104,241,654	$204,395,400	$255,494,250	$225,797,000

Select Products3	$94,654,000	$185,595,000	$232,000,000	$200,787,000

Operating Income
Galvanizing Service Segment1	$16,840,251	$33,020,100	$41,275,125	$53,183,000

Electrical and Industrial Products Segment2	$16,977,951	$33,290,100	$41,612,625	$38,952,000

Select Products3	$15,263,790	$29,929,000	$37,412,125	$33,667,000

Return on Assets
Galvanizing Service Segment1	11.2%	22%	27.5%	40%

Orders of Select Products3	$104,652,000	$205,200,000	$256,500,000	$238,247,000
___________
(1)	Reflects the target levels established by the Committee for Mr. Pendley.

(2)	Reflects the target levels established by the Committee for Mr. Petro.

(3)	Reflects the target levels established by the Committee for Mr. Watson.

In addition, the Committee established the following qualitative goals for Mr. Dingus’s individual performance during fiscal 2009:

EX A (Cumulative Changes) - 5

(1)
identify, with timely communication to the Board, issues with and progress on the integration of the Company’s fiscal 2009 strategic acquisitions into the Company’s corporate culture and structure; and

(2)	create and implement, with timely communication to the Board, a plan for attracting and retaining appropriate staff at all levels in the Company.

Mr. Dingus established these same qualitative goals for Mr. Perry’s individual performance during fiscal 2009.

Payments of awards under the Senior Management Bonus Plan are based upon the achievement of such ~~objectives~~performance levels for the current year. Named executive officers participating in the Senior Management Bonus Plan receive:

•	no payment for the Senior Management Bonus Plan award unless the participant achieves the minimum performance level;

•
a payment of at least 2% but less than 100% of the Senior Management Bonus Plan award if the participant achieves or exceeds the minimum performance level but does not achieve the target performance level;

•
a payment of at least 100% but less than the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the target performance level but does not attain the maximum performance level; and

•	a payment of the maximum Senior Management Bonus Plan award if the participant achieves or exceeds the maximum performance level.

Upon completion of the fiscal year, the Committee assesses the performance of the Company for each of the Senior Management Bonus Plan ~~targets~~objectives comparing the actual fiscal year results to the pre-determined minimum, target, and maximum levels for each objective and an overall percentage amount is calculated.  Actual fiscal year results are determined based upon fiscal year end audited results.  In addition, the Committee assesses the performance of Mr. Dingus relative to his qualitative goals based on the annual evaluation of Mr. Dingus conducted by the Committee in consultation with the full Board. The Committee has determined that, based upon the actual fiscal year results for fiscal 2009 and their respective performances during this year and, in the case of Mr. Dingus, the annual evaluation of Mr. Dingus for fiscal 2009 conducted by the Committee in consultation with the full Board, Messrs. Dingus and Perry have fulfilled their maximum performance levels for diluted earnings per share, which for fiscal 2009 was $2.80 for both of these officers. Further, based on the Committee’s subjective evaluation of Messrs. Dingus and Perry, in consultation with the full Board, both executives  have met or exceeded their target performance levels for their respective qualitative goals, which are described above. Accordingly, both officers received 200% of the target cash award attributable to diluted earnings per share and 125% of the target cash award attributable to their respective qualitative goals.

In addition, the Committee also determined that the Company’s other named executive officers also fulfilled their maximum performance levels for diluted earnings per share, which for fiscal 2009 was $2.80 for all of these officers, and determined that these officers met the following levels with respect to their other respective performance objectives:  Mr. Pendley met levels of 107%, 161% and 182% for his performance objectives regarding revenue, operating income and return on assets, respectively, Mr. Petro met levels of 111% and 117% for his performance objectives regarding revenue and operating income, respectively, and Mr. Watson met levels of 108%, 113% and 116% for his performance objectives regarding revenue, operating income and order of select products, respectively.

Awards made to named executive officers under the Senior Management Bonus Plan for performance in fiscal 2009 are reflected in column (g) of the Summary Compensation Table on page ~~18.~~18 of the Proxy Statement.

EX A (Cumulative Changes) - 6

Long-Term Incentive Compensation

The Stock Appreciation Rights Program assists the Company to:

•	enhance the link between the creation of shareholder value and long-term executive incentive compensation;

•	provide an opportunity for increased equity ownership by executives; and

•	maintain competitive levels of total compensation.

The compensation packages of our executive officers include long-term compensation in the form of stock appreciation rights, which, during fiscal year 2009, were granted under the AZZ incorporated Amended and Restated 2005 Long-Term Incentive Plan (the “Plan”). Each stock appreciation right has a base price or grant price equal to the average of the closing price of one share of AZZ common stock on the NYSE for those days on which it trades during the period of thirty-calendar days immediately following the grant date. The stock appreciation rights vest and are exercisable in full on the third anniversary of the grant date and are exercisable for a period of 60 days following the vesting date. During the 60 day period, the participant may exercise the stock appreciation rights with respect to all of the common shares by delivering written notice of exercise to the Committee. The exercise price is determined on the date of delivery of such notice, but no later than the 60th day after vesting. Rights are settled in shares of AZZ common stock of an amount equal to the excess of (i) the exercise price over (ii) the base price. On March 1, 2009, the Committee awarded 163,233 stock appreciation rights to certain directors, officers and employees of the Company under the Plan.

Stock appreciation rights award levels are determined based on market data, vary among participants based on their positions within the Company, and are granted at the Committee’s regularly scheduled January meeting. To determine the size of stock appreciation rights grants, the Committee first establishes a target compensation value to be delivered to the named executive officers through long-term equity awards. In doing so, the Committee considers various factors, including the following:

•	the practice of granting ongoing equity awards only once every year;

•	the emphasis placed on equity in the mix of total compensation;

•	the officer’s experience and performance;

•	the scope, responsibility and business impact of the officer’s position; and

•	the perceived retention value of the total compensation package in light of the competitive labor market.

Once the target value has been established, the Committee uses the Black-Scholes pricing model to determine the number of stock appreciation rights that should be granted to named executive officers in order to provide this target value.

As noted in the “Setting Executive Compensation” section above, the Committee does not assign any particular weighting or formula when determining executive compensation, including compensation in the form of grants of stock appreciation rights. The Committee authorized the grant of stock appreciation rights in fiscal 2009 based on a subjective evaluation of the factors listed above. The number and value of stock appreciation rights granted to the named executive officers in fiscal 2009 can be found in the Grants of Plan-Based Awards Table on page 20 of the Proxy Statement.

Perquisites and Other Personal Benefits

The Company provides named executive officers with perquisites and other employee benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Items that may be included as perquisites are 401(k) matching contributions, profit sharing contributions, and health, life, and long term disability insurance benefits, which are generally available to all employees.

EX A (Cumulative Changes) - 7

Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended February 28, 2009, are included in column (i) of the “Summary Compensation Table” on page 18.

The Company has entered into employment agreements with two of our key executives, Messrs. Dingus and Perry. Additionally, the Company has entered into Change of Control Severance Agreements with certain key employees, including the named executive officers. The Change of Control Severance Agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under these agreements for the named executive officers is provided under the heading “Potential Payment Upon Termination or Change of Control” on page 22.

Retirement and Other Benefits

We do not maintain a defined-benefit retirement program.  Instead, all Company employees, including named executive officers, are eligible to participate in the Company’s 401(k) and Profit Sharing Plan known as the AZZ incorporated Employee Benefit Plan and Trust.  In addition, all Company employees, including named executive officers, are eligible to participate in the AZZ incorporated Employee Stock Purchase Plan adopted by the board of directors and approved by the Company’s shareholders in fiscal 2009 (the “Purchase Plan”).

401(k).  The 401(k) plan is a tax-qualified savings plan pursuant to which all Company employees, including the named executive officers, can contribute a portion of their annual salary on a pre-tax basis up to certain limits prescribed by the Internal Revenue Service.  The Company will match 100% of the first 1%, and 50% of contributions between 1% and 6% of eligible pay that the employee contributes. Company matching contributions are fully vested after two years of service.  Employees may select from among several mutual funds when investing their 401(k) account funds.

Profit Sharing.  In addition to the 401(k) matching contributions, the Company may make a profit sharing contribution that all Company employees who have satisfied a one year eligibility waiting period, including named executive officers, are eligible to receive.  In the event a contribution is made, each Company employee, including named executives, will receive a portion of the contribution as determined by the following formula:

Participant Eligible Compensation
--------------------------------------------------- X  Profit Sharing Contribution
Eligible Compensation All Participants

This amount is allocated to the participant’s 401(k) account and is invested in one or more mutual funds as determined by the participant.

Company profit sharing contributions vest over the first five years of an employee's service with the ~~company~~Company, and are fully vested for employees with five or more years of service.

Purchase Plan.  The Purchase Plan allows employees of the Company, including named executive officers, to periodically purchase shares of the Company’s common stock at a discount using funds deducted from the participating employees’ payroll.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers. During fiscal year 2009, AZZ paid an aggregate of $956,531 in compensation that, under Section 162(m), was not deductible.

Accounting for Stock-Based Compensation

Beginning on March 1, 2006, the Company began accounting for stock-based payments under its Stock Option Program and Stock Appreciation Rights Program in accordance with the requirements of FASB Statement 123(R) based on the assumptions set forth in footnote 1 of the Company's audited financial statements for the fiscal year ended February 28, 2009, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commissions on May 12, 2009.

EX A (Cumulative Changes) - 8